DELOITTE TOUCHE LLP
                             50 Fremont Street
                          San Francisco,CA 94105


March 17, 1997

Mr. Paul R. Garrrigues
Senior Vice President and Chief Financial Officer
MONUMENT MORTGAGE, INC.
3021 Citrus Circle, Suite 150
Walnut Creek, CA 94598

Dear Mr. Garrigues:

This is to confirm that the client-auditor relationship between Monument Mortgage, Inc. and Deloitte & Touche LLP has ceased.

Yours truly,

/s/ Deloitte & Touche